UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

OSI reports financial results for Q4 and 2004 fiscal year-end

Vancouver, Canada, February 1, 2005 — Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF) today reported earnings of $114,741, or $0.00 per diluted share for the fiscal year ended November 30, 2004, compared to earnings of $385,369, or $0.01 per diluted share for fiscal 2003.

The Company also announced a loss of $251,851, or $0.01 per diluted share for the three months ended November 30, 2004, compared to earnings of $323,756, or $0.01 per diluted share for the fourth quarter the previous year.

OSI President and CEO, John Jacobson, said the Company’s results for fiscal 2004 were buoyed by major contract wins, and reflect significant investment in the development of new products and markets, a decline in Geomatics revenues and profits, and an uptrend to higher regulatory compliance and governance costs.

For fiscal 2004, revenue increased 17% to $13.5 million versus $11.5 million for fiscal 2003. Fourth quarter revenue increased 36% to $3.7 million, versus $2.7 million for the same quarter last year.

In 2004, significant revenues were derived from key contracts with the Royal Navy of the UK through partner Lockheed Martin UK, the Royal Australian Navy through partner Nautronix Ltd., the US Coast Guard, the Royal New Zealand Navy and the Portuguese Navy through partner SICOM (Sistemas de Comunições, Lda).

While the major investment in new products and markets and commitment to best-practice governance impacted the bottom line for the year, Jacobson said they were “important steps for the Company’s future and building shareholder value.”

He added the results really don’t reflect that “this was the best year in the Company’s history for winning new contracts. We secured our two biggest orders ever, with fleet wins for both the Royal Navy and the Royal Australian Navy, bringing our total fleet contracts to six and increasing our backlog to record levels. We’ve been very successful and consistently proven our ability to land significant positions with the leading navies of the world.”

Jacobson said that “for a new entrant to the defence industry to establish such a strong customer list is a great achievement. The key contract wins and expanded naval customer list position OSI as the leader for naval electronic chart navigation systems in 2004. The Company’s flagship ECPINS® (Electronic Chart Precise Integrated Navigation System) product is installed or contracted to be installed on approximately 342 naval vessels.”

The strong growth in new contract bookings in 2004 is reflected in the year over year revenue and total backlog* increase, with total backlog* reaching record levels during the year.

At November 30, 2004, the Company’s total backlog* was $21.1 million, including option backlog* of $12.7 million, compared to $3.3 million — $2.4 million in option backlog* — at the same time last year. The increased total backlog* resulted from OSI and its partners securing contracts with the Royal Navy and Royal Australian Navy in fiscal 2004.

Current assets totalled $11.0 million and current liabilities $2.7 million at year-end. The resulting working capital* position of $8.3 million is up from $8.1 million at November 30, 2003. Cash and cash equivalents were $251,000 at November 30, 2004, compared to $3.8 million in fiscal 2003.

“Our focus for the year was to continue to build the business for future growth,” said Jacobson. “While investing more than $1 million in research and new product rollouts and absorbing the substantial increases in regulatory compliance and governance costs, we still reported a profit for fiscal 2004.

“We are solidly positioned to continue to expand our opportunities in 2005 and deliver long-term value to shareholders.”

Conference Call:

As previously announced, the Company will host a live conference call on Wednesday February 2, 2005 at 11:00 a.m. Eastern Daylight Time (8:00 a.m. Pacific Daylight Time) by calling 416-850-1243 in Toronto or 1-800-814-4861. A taped replay of the conference call will be available until February 9 at 11:59 p.m. Eastern Daylight Time by calling 416-640-1917 in Toronto or 1-877-289-8525, pass code 21111340#.

A live audio webcast of the conference call will also be available at OSI’s website at www.osil.com. Following the meeting, the webcast will be archived at www.osil.com for approximately 90 days.

About Offshore Systems International Ltd.:

Offshore Systems International Ltd. (OSI) is the pioneer in geo-spatial intelligence and the world leading fleet supplier of electronic chart systems for navigation and situational awareness in NATO and allied markets. The Company’s core competency is electronic geography and the production, management and display of many forms of geographic data. The Company provides display systems and data for several defense, government and commercial customers, and conducts its operations through three business units: OSI Navigation Systems (moving map display systems and software), OSI Applications (situational awareness products and services for command and control systems) and OSI Geomatics (digital map and electronic chart data production services: land and marine). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF).

Please visit OSI’s website at www.osil.com for more information and the latest Company updates.

*Non-GAAP Definitions:

Total backlog, firm backlog, option backlog and working capital are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog. Working capital is defined as current assets less current liabilities.

Forward-Looking Statements:

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Offshore Systems International Ltd.
Deborah Somerville
Director, Corporate Communications
Phone: (604) 904-4627 or 1-888-880-9797
E-mail: ir@osl.com
www.osil.com

Offshore Systems International Ltd.
Selected Consolidated Financial Information
(Canadian dollars — Canadian GAAP)

Statement of Earnings Information	Three months ended		Year ended
	November 30		November 30
	2004	2003	2004	2003

Revenue	3,696,137	2,724,439	13,451,303	11,520,793
Earnings (loss) for the period	(251,851)	323,756	114,741	385,369
Basic earnings (loss) per share	(0.01)	0.01	0.00	0.01
Fully diluted earnings (loss) per share	(0.01)	0.01	0.00	0.01

Balance Sheet Information	November 30	November 30
	2004	2003

Cash	251,037	3,837,555
Working capital	8,287,798	8,071,926
Current assets	10,964,025	10,377,836
Total assets	12,310,738	11,728,257
Current liabilities	2,676,227	2,305,910
Long term debt	—	187,384
Total liabilities	2,676,227	2,493,294
Shareholders’ equity	9,634,511	9,234,963

Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
November 30, 2004 and 2003
(expressed in Canadian dollars)

AUDITORS’ REPORT

To the Shareholders of
Offshore Systems International Ltd.

We have audited the consolidated balance sheets of Offshore Systems International Ltd. as at November 30, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada, January 24, 2005.	Chartered Accountants

Offshore Systems International Ltd.	Canadian GAAP
(Incorporated under the laws of the Province of British Columbia, Canada)
Consolidated Balance Sheets
As at November 30, 2004 and 2003
(expressed in Canadian dollars)

	2004	2003
	$	$
Assets
Current assets
Cash	251,037	3,837,555
Accounts receivable (note 4)	9,140,478	4,621,836
Inventory (note 5)	649,427	665,503
Prepaid expenses and deposits	142,752	430,419
Future tax assets (note 12)	780,331	822,523

	10,964,025	10,377,836
Property, plant, and equipment (note 6)	1,346,713	1,350,421

	12,310,738	11,728,257

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 7)	2,596,362	2,126,061
Billing in excess of revenues	79,865	45,907
Rent payable	—	133,942

	2,676,227	2,305,910
Accrued long term royalties	—	187,384

	2,676,227	2,493,294

Commitments and contingencies (notes 10 and 11)
Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated Series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated Series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares

100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares — Series A (2003 — 30,262) (note 9(b))	—	—
57,711 Class B preference shares — Series 1 (2003 — 61,244) (note 9(c))	1,926,157	2,065,420
27,488,074 Common shares (2003 — 26,807,475) (note 9(a))	19,026,125	18,508,498

	20,952,282	20,573,918
Warrants (note 9(c))	661,575	661,575
Additional Paid in Capital	214,492	43,050
Deficit	(12,193,838)	(12,043,580)

	9,634,511	9,234,963

	12,310,738	11,728,257

Approved by the Board of Directors

“Helmut Lobmeier” (signed)	Director	“Tony Pezzotti” (signed)	Director

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statement of Earnings and Deficit
For the years ended November 30, 2004 and 2003
(expressed in Canadian dollars)

	2004	2003
	$	$
Revenue
Software	5,576,540	1,036,417
Systems and system components	4,328,740	6,208,464
Geomatics	2,979,728	3,560,440
Other	566,295	715,472

	13,451,303	11,520,793
Cost of sales	5,669,324	5,159,068

Gross profit	7,781,979	6,361,725

Expenses
General and administrative	3,435,688	2,498,021
Research and development	2,104,806	1,548,523
Sales and marketing	3,160,359	2,000,238
Amortization	231,033	241,295
Interest	2,045	2,824
Foreign exchange loss	38,338	151,961
Technology Partnerships Canada royalty (note 10)	124,425	50,473
Technology Partnerships Canada contribution (note 10)	(1,471,414)	(376,880)

	7,625,280	6,116,455

Earnings before income taxes	156,699	245,270
Income tax expense (recovery) (note 12)
Future income tax recovery	(479,446)	(363,484)
Current income tax expense	521,404	223,385

	41,958	(140,099)

Earnings for the year	114,741	385,369
Deficit — Beginning of year	(12,043,580)	(12,188,284)
Class B preference share dividends	(264,999)	(53,484)
Premium on purchase and cancellation of common shares (note 9(f))	—	(187,181)

Deficit — End of year	(12,193,838)	(12,043,580)

Basic earnings per share (note 9(e))	0.00	0.01
Diluted earnings per share (note 9(e))	0.00	0.01
Weighted average number of common shares outstanding — basic (note 9(e))	27,230,561	25,977,123
Weighted average number of common shares outstanding — diluted (note 9(e))	27,230,561	27,142,492

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statements of Cash Flows
For the years ended November 30, 2004 and 2003
(expressed in Canadian dollars)

	2004	2003
	$	$
Cash flows used in operating activities
Earnings for the year	114,741	385,369
Items not affecting cash
Amortization	362,564	359,979
Stock based compensation	171,442	43,050
Future tax assets	42,192	(168,807)

	690,939	619,591

Changes in non-cash working capital items
Accounts receivable	(4,518,642)	(653,197)
Inventory	16,076	601,303
Prepaid expenses and deposits	287,667	(198,204)
Accounts payable and accrued liabilities	383,735	(458,348)
Billings in excess of revenues	33,958	(1,596,818)
Rent payable	(133,942)	—
Long term royalties	(187,384)	(185,333)

	(4,118,532)	(2,490,597)

	(3,427,593)	(1,871,006)

Cash flows used in investing activities
Additions to property, plant, and equipment	(358,856)	(309,386)

Cash flows from financing activities
Issue of Common shares	398,479	606,069
Issue of Class B preference shares — Series 1 and warrants	—	3,004,200
Class B preference share issue costs	(20,115)	(277,205)
Class B preference shares dividends paid	(178,433)	(53,484)
Share repurchases	—	(505,681)

	199,931	2,773,899

Increase (decrease) in cash	(3,586,518)	593,507
Cash — Beginning of year	3,837,555	3,244,048

Cash — End of year	251,037	3,837,555

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops and provides display systems and data for defense, government and commercial customers. Collectively, OSIL and its subsidiaries are referred to as the Company. OSIL conducts its operations through three business units. The Company’s Navigation Systems business unit develops and produces moving geographic information display systems and software. The Company’s Applications business unit develops situational awareness products for command and control systems. The Company’s Geomatics business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.

2	Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

The operations of the Company’s U.S. based subsidiary are considered integrated (financially and operationally dependent on OSIL) and are translated to Canadian dollars using current rates of exchange for monetary assets and liabilities. Historical rates of exchange are used for non-monetary assets and liabilities and average rates for the period are used for revenues and expenses except for amortization, which is translated at exchange rates used in the translation of the related asset accounts. Gains or losses resulting from these translation adjustments are included in income.

Transactions completed in foreign currencies are recorded in Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated financial statements in equivalent Canadian dollars at the rate of exchange prevailing at the balance sheet date.

The Company purchases foreign exchange forward contracts to hedge sales to customers denominated in U.S. dollars, Australian dollars and Euros (€) and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar, Australian dollar, and Euro denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Accounts Receivable

The Company maintains an allowance for doubtful accounts against its accounts receivable for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required

Property plant and equipment

Property plant and equipment are recorded at cost. Amortization is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Equipment	20 – 25
Computer software	33
Furniture and fixtures	20
Leasehold improvements	20
Licenses and patents	10

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against future tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

Revenue recognition

Revenue from certain projects for Navigation Systems, Applications, and Geomatics is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Certain other Systems and system components revenue and Navigation Systems and Applications Software revenue is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed or determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services with the exception of warranties and maintenance.

Navigation Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when risks of ownership have been passed on to the customer, there is a signed contract with the customer, the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis, a fixed delivery schedule has been established with the customer and the Company does not retain any specific performance

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Certain revenue from the sale of Geomatics services is recognized as the services are provided. Revenue from the sale of Geomatics products is recorded at the time of delivery. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Revenue from contracts with multiple deliverables is recognized based on the division of the multiple deliverables into separate units of accounting and arrangement consideration is allocated among separate units based on their relative fair values. Revenue from each unit is recognized in accordance with the applicable policies as described above.

Maintenance and technical support revenues are recognized rateably based on the terms of their respective contract agreements, generally one to four years.

Unbilled revenue

Unbilled revenue is revenue that has been recognized using the percentage of completion method of accounting less amounts billed to the customer in accordance with the milestone terms of the contract. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.

Billing in excess of revenues

Billings in excess of revenue are amounts that have been billed to the customer but have not been recognized in revenue.

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

Government assistance

Government assistance is recorded when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions necessary to obtain the government assistance. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognised as an expense in the period in which conditions arise that cause the government assistance to be repayable.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

Guarantees

The Company warrants that its software and hardware products will operate substantially in conformity with product documentation and that the physical media will be free from defect. The specific terms and conditions of the warranties are generally one year but may vary depending on the country in which the products are sold. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified warranty issues based on historical activity. To date, the Company has had no material warranty claims.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings each period. For the fiscal year 2004, all derivative financial instruments met the criteria for hedge accounting.

3	Change in accounting policy

Effective December 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 — Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”) requiring the use of the fair value method of accounting for stock-based compensation transactions. The new recommendations have been adopted prospectively. Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital. As required by the new recommendations, the Company discloses the pro forma effects of awards granted, modified or settled prior to December 1, 2003 to the income for the period as if the fair value method had been in use at the date of grant.

4	Accounts receivable

	2004	2003
	$	$

Trade	4,655,150	1,691,685
Unbilled revenue	4,116,828	2,854,942
Technology Partnerships Canada contribution (note 10)	257,266	—
Other	111,234	75,209

	9,140,478	4,621,836

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

5	Inventory

	2004	2003
	$	$

Materials and components	638,127	620,429
Finished goods	11,300	45,074

	649,427	665,503

6	Property, plant, and equipment

	2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,910,980	3,038,921	872,059
Computer software	936,591	546,190	390,401
Furniture and fixtures	131,095	94,705	36,390
Leasehold improvements	222,737	193,084	29,653
Licenses and patents	57,267	39,057	18,210

	5,258,670	3,911,957	1,346,713

	2003
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,772,026	2,838,400	933,626
Computer software	721,250	401,909	319,341
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064
Licenses and patents	57,267	37,033	20,234

	4,899,814	3,549,393	1,350,421

7	Accounts payable and accrued liabilities

	2004	2003
	$	$

Trade	1,343,129	1,171,353
Accrued employee costs	572,589	408,592
Accrued royalties (note 10)	311,851	183,435
Accrued liabilities	282,227	362,681
Class B preference shares dividends declared and unpaid (note 9(c))	86,566	—

	2,596,362	2,126,061

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

8	Credit facilities

In June 2004, the Company renewed certain credit facilities with a Canadian chartered bank, which consist of an operating line, a foreign exchange forward contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 0.5% with interest payable monthly. The prime lending rate at November 30, 2004 was 4.25% (2003 — 4.50%). The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2004, letters of credit, relating principally to customer contracts, amounting to U.S. $127,000 (2003 — U.S. $127,000) and Australian $283,886 (2003 — nil) have been issued. The Company utilizes letters of credit to back certain performance obligations with its customers.

The maximum amount(s) available to the Company under the operating line is $1,000,000 and under the foreign exchange forward contract facility are U.S. $2,000,000 and Australian $3,678,061. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and general security agreements, from each of Offshore Systems Ltd., OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the Company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2004, the Company had drawn on its foreign exchange contract facility in the amount of U.S. $851,196 (2003 — U.S. $1,343,705), Australian $3,678,061 (2003 — nil), and €383,310 (2003 — nil). The Company has not drawn on the operating line facility during the fiscal years ended November 30, 2004 and 2003.

9	Capital Stock

(a) Issued and outstanding Common shares

	2004		2003
	Number of		Number of
	Common	Amount	Common	Amount
	shares	$	shares	$

Balance — Beginning of year	26,807,475	18,508,498	26,043,243	18,220,929
Issued during the year:
Exercise of stock options	519,847	398,479	1,208,198	606,069
Class A preference shares converted	—	—	11,034	—
Class B preference shares converted	160,752	119,148	—	—
Common shares purchased and cancelled (note 9(f))	—	—	(455,000)	(318,500)

Balance — End of year	27,488,074	19,026,125	26,807,475	18,508,498

(b) Class A preference shares

The Company has 30,262 (November 30, 2003 — 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow but are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements
November 30, 2004 and 2003
(expressed in Canadian dollars)

(c) Class B preference shares

	2004		2003
	Number of		Number of
	Class B preference	Amount	Class B preference	Amount
	shares	$	shares	$

Balance — Beginning of year	61,244	2,065,420	—	—
Issued during the year:
Class B preference shares issued	—	—	61,244	2,342,625
Share issue costs	—	(20,115)	—	(277,205)
Class B preference shares converted	(3,533)	(119,148)	—	—

Balance — End of year	57,711	1,926,157	61,244	2,065,420

The Company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. Declared unpaid cumulative dividends to November 30, 2004 amount to $86,566. The Company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $297,320. The gross proceeds of $3,004,200 were allocated between the preference shares and warrants based on their relative fair value at the date of issuance. The $2,342,625 fair value of the preference shares has been estimated based on the fair value of the underlying common shares. The $661,575 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

(d) Stock option plans

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or Company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the Company’s stock option plans is 10,930,732, of which 4,375,494 are available for granting. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors and executives vest over periods ranging from immediately to three years and options granted to employees vest one year after the date granted.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

A summary of the status of the Company’s stock option plans at November 30 is as follows:

	2004		2003
		Weighted average		Weighted average
	Number of shares	exercise price	Number of shares	exercise price
		$		$

Outstanding — Beginning of year	2,890,046	1.02	3,130,047	0.83
Granted	496,750	1.12	1,290,601	1.07
Exercised	(519,847)	0.42	(1,208,198)	0.50
Forfeited	(22,725)	0.74	(122,404)	0.96
Expired	(590,177)	1.06	(200,000)	1.50

Outstanding — End of year	2,254,047	1.11	2,890,046	1.02

A summary of the Company’s stock options outstanding and exercisable at November 30, 2004 is as follows:

	Options outstanding			Options exercisable
	Number	Weighted average remaining	Weighted average	Number	Weighted average
Range of exercise prices	outstanding at November 30,	contractual life	exercise price	exercisable at November 30,	exercise price
	$2004	(years)		$2004	$

1.01 – 1.35	2,194,047	1.11	1.10	1,992,047	1.09
1.36 – 1.41	60,000	0.55	1.41	60,000	1.41

1.01 – 1.41	2,254,047	1.10	1.11	2,052,047	1.11

A summary of the Company’s stock options outstanding and exercisable at November 30, 2003 is as follows:

	Options outstanding			Options exercisable
	Number	Weighted average remaining	Weighted average	Number	Weighted average
Range of exercise prices	outstanding at November 30,	contractual life	exercise price	exercisable at November 30,	exercise price
	$2003	(years)		$2003	$

0.42 – 0.60	140,862	0.32	0.48	140,862	0.48
0.61 – 0.90	485,000	0.73	0.76	485,000	0.76
0.91 – 1.35	2,093,934	1.57	1.07	1,623,688	1.08
1.36 – 2.00	170,250	0.84	1.62	70,250	1.42

0.42 – 2.00	2,890,046	1.32	1.02	2,319,800	0.99

Stock-based compensation

For the year ended November 30, 2004, the Company incurred non-cash stock-based compensation expense of $171,442 related to stock options granted to employees and consultants (2003 expense of $43,050 related to stock options granted to consultants). The expense was included in General and administrative costs and was recorded in additional paid-in capital. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using the

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

following assumptions: dividend yield of 0% (2003 — 0%); a volatility rate between 54% and 58% (2003 — 26% and 114%); risk-free interest rate between 2.2% and 2.6% (2003 — 2.6% and 2.9%); and an expected average life of 1 to 3 years (2003 — 1 to 4 years).

The weighted average fair value of the options granted during the year ended November 30, 2004 was $0.46 per option (November 30, 2003 — $0.45)

Pro forma disclosure

The following pro forma financial information presents the income for the year had the Company recognized stock-based compensation using a fair value method for all stock awards granted, modified or settled prior to December 1, 2003:

	2004	2003
	$	$

Earnings as reported	114,741	385,369
Add: Stock-based compensation cost	171,442	43,050
Less: Pro forma stock-based compensation cost	(196,642)	(560,941)

Pro forma income (loss)	89,541	(132,522)

Pro forma basic and diluted earnings (loss) per share	0.00	(0.01)

The fair value of the stock options was estimated using the Black-Scholes option pricing model, using the following assumptions: dividend yield of 0% (2003 — 0%); a volatility rate between 54% and 103% (2003 — 26% and 114%); risk-free interest rate between 2.2% and 2.6% (2003 — 2.6% and 2.9%); and an expected average life of 1 to 3 years (2003 — 1 to 4 years).

Shareholder Rights Plan

On April 18, 2001, the Board of Directors of the Company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies. On March 12, 2004, the Board of Directors carried a resolution regarding the continued existence of the Rights Plan, subject to receipt of shareholder approval, for an additional three year period. The continued existence of the Rights Plan was approved by the shareholders of the Company by ordinary resolution at the annual general meeting of the Company held on April 22, 2004.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over offer for the Company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the Company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

(e) Earnings per share

Basic earnings per share	2004	2003

Earnings for the year	$114,741	$385,369
Less: Class B preferred share dividends	173,133	145,350

Earnings (loss) available to common shareholders	$(58,392)	$240,019

Weighted average number of common shares outstanding	27,230,561	25,977,123

Basic earnings per share	$0.00	$0.01

Diluted earnings per share
Earnings for the year	$114,741	$385,369
Less: Class B preferred share dividends	173,133	145,350

Earnings (loss) available to common shareholders	$(58,392)	$240,019

Weighted average number of common shares outstanding	27,230,561	25,977,123
Dilutive effect of Class A preference shares — Series A (*1)	—	30,262
Dilutive effect of Class B preference shares — Series 1 (*1)	—	—
Dilutive effect of stock options (*1)	—	1,135,107

Adjusted weighted average number of common shares outstanding	27,230,561	27,142,492

Diluted earnings (loss) per share	$0.00	$0.01

The outstanding 1,393,301 warrants were not in the money and therefore were not included in the diluted earnings per share calculation.

(*1) The Class B preference shares — Series 1 were anti-dilutive for the purposes of calculating diluted earnings per share for fiscal 2004 and 2003. The stock options and the Class A preference shares — Series A were anti-dilutive for fiscal 2004.

(f) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market. During the period January 16, 2003 to November 30, 2003 the Company purchased 455,000 of its common shares on the open market under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was $187,181 and was charged to the deficit. No common shares were purchased under the normal course issuer bid during the period December 1, 2003 to January 15, 2004.

10	Technology Partnerships Canada

On April 26, 2004, the Company entered into an agreement with Technology Partnerships Canada (TPC) whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2007. The maximum eligible contribution by TPC is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of assistance under the agreement. Accounts receivable at November 30, 2004 includes $257,266 of amounts receivable from TPC in connection with these claims (2003 — nil).

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

In addition, the Company is required to pay a royalty of 1.4% on annual gross Navigation Systems and Applications revenue for the period January 1, 2006 to December 31, 2008 and a royalty of 2.5% on annual gross Navigation Systems and Applications revenue for the period January 1, 2009 to December 31, 2013. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. No amounts for royalty payments in connection with this agreement have been recorded in the financial statements.

On November 15, 1999, the Company entered into an agreement with TPC whereby TPC granted financial assistance to the Company for the purpose of funding research and development activities to be completed on or before March 31, 2003. Under the agreement with TPC, the Company was eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the Company has received the maximum allowed under the agreement. There are no amounts recorded in accounts receivable with respect to these claims (2003 — nil).

In addition, the Company is required to pay a royalty of 3% on annual gross Navigation Systems and Applications revenue for the period December 1, 1999 to November 30, 2008. The Company has paid royalties of $929,303 to date (2003 — $745,911) and has accrued royalties of $311,851 at November 30, 2004 (November 30, 2003 — $370,819). Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination may be subject to audit by government authorities in the ordinary course of business.

During the year ended November 30, 2004, the Company was subject to an audit by government authorities. The results of the audit have not been communicated to the Company. The Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

TPC royalties paid and accrued are as follows:

	2004	2003
	$	$

Royalties paid	183,392	391,752

Accrued royalties
Short term	311,851	183,435
Long term	—	187,384

	311,851	370,819

If the Company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the Company to repay all or part of the contributions made, together with interest, from the date of demand.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

11	Commitments and contingencies

The Company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

$

Years ending November 30
2005	276,041
2006	265,501
2007	179,933
2008	3,665
2009	—

725,140

For the fiscal year ended November 30, 2004, the Company paid basic rent of $256,705 (2003 — $256,705). In addition to basic rent, the Company is required to pay a portion of certain costs and property taxes for the above commitments. In 2004, the Company paid $90,229 (2003 — $77,719) for these costs.

In July 2002, two of the Company’s subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd., and four employees became subject to a lawsuit for an undisclosed amount by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount has been accrued at November 30, 2004 in respect of these claims because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.

12	Income taxes

The Company is subject to Canadian federal and British Columbia provincial taxes in Canada. The Company is also subject to federal income taxes in the U.S.

Earnings before income taxes consisted of the following:

	2004	2003
	$	$

Canadian income (loss)	10,709	(5,992)
U.S. income	145,990	251,262

	156,699	245,270

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

The Company has non-capital losses for Canadian income tax purposes of approximately $3,079,232, which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

2004
$

Year ending November 30
2005	89,418
2006	2,345,461
2007	—
2008	—
2009	169,005
2010	—
2011	475,348

The Company has net operating losses for U.S. income tax purposes of approximately $315,342, which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire as follows:

2004
$

Year ending November 30
2018	32,506
2019	—
2020	253,625
2021	29,211

The Company also has investment tax credits for Canadian income tax purposes of approximately $977,499, which can be used to offset future income taxes otherwise payable and expire as follows:

2004
$

Year ending November 30
2005	117,678
2006	130,114
2007	—
2008	—
2009	—
2010	—
2011	146,453
2012	191,931
2013	199,522
2014	191,801

The Company has capital losses for Canadian income tax purposes of approximately $354,466, which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The Company has undeducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $4,775,417, which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

The future tax asset consists of the following:

	2004	2003
	$	$

Future tax assets
Non-capital loss carry-forwards and net operating losses	1,191,426	1,742,868
Net capital loss carry-forwards	63,130	63,130
Scientific research and experimental development costs	1,701,004	1,543,916
Investment tax credits	680,793	569,579
Property, plant and equipment	895,457	555,339
Other	91,420	105,763

	4,623,230	4,580,595
Valuation allowance	(3,842,899)	(3,758,072)

Future tax asset	780,331	822,523

     The Company increased its valuation allowance against future income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against future income tax assets for which the more likely than not criteria of future realization has not been met. During the year, the future income tax expense related to the increase of the valuation allowance was $42,192 (2003 — a recovery of $168,807). Although the Company believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

     A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2004	2003
	$	$

Expected statutory rate	35.79%	37.79%

Expected provision for income taxes	56,083	92,688
Change in tax rates applied in valuation allowance	1,199	25,235
Change in valuation allowance	84,827	772,232
Foreign tax differentials	(8,453)	9,135
Temporary differences arising during the year	(189,402)	(1,052,335)
Non-deductible expenses and other	97,704	12,946

Income tax expense (recovery)	41,958	(140,099)

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

13	Segmented information

The Company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2. The Company defines reportable segments as components of the Company about which separate financial information is available and which is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	2004
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	10,232,671	191,279	3,027,353	13,451,303
Gross profit	6,561,870	171,518	1,048,591	7,781,979
Technology Partnerships Canada — net	(1,184,932)	(162,057)	—	(1,346,989)
Interest expense	1,902	—	143	2,045
Income tax expense	22,760	—	19,198	41,958
Net earnings (loss)	1,105,793	(972,476)	(18,576)	114,741
Property, plant and equipment expenditures	137,470	20,135	201,251	358,856
Amortization	233,128	2,778	126,658	362,564

	2003
	Navigation
	Systems	Applications	Geomatics	Total
	$	$	$	$

Revenue	7,927,166	—	3,593,627	11,520,793
Gross profit	4,797,613	—	1,564,112	6,361,725
Technology Partnerships Canada — net	(326,407)	—	—	(326,407)
Interest expense	624	—	2,200	2,824
Income tax expense (recovery)	(2,917)	—	(137,182)	(140,099)
Net earnings	124,594	—	260,775	385,369
Property, plant and equipment expenditures	201,540	—	107,846	309,386
Amortization	255,462	—	104,517	359,979

	Navigation
Total assets employed	Systems	Applications	Geomatics	Total
	$	$	$	$

As at November 30,
2004	10,562,064	17,357	1,731,317	12,310,738
2003	10,103,117	—	1,625,140	11,728,257

The Applications business unit began operations effective fiscal year 2004.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2004 and 2003 (expressed in Canadian dollars)	Canadian GAAP

Geographically, revenues reported are based on the location of the Company’s customers.

	2004	2003
	$	$

Australia/New Zealand	4,818,763	1,021,844
Europe	4,332,392	2,094,063
United States	2,872,860	5,103,062
Canada	1,427,288	3,296,257
Other	—	5,567

Total	13,451,303	11,520,793

Approximately 58% of revenue for the year ended November 30, 2004 (2003 — 65%) is derived from the three largest ultimate customers at 26%, 24% and 8%, respectively (2003 — 27%, 20%, 18%).

The three largest customers for 2004 were the Royal Australian Navy, the Royal Navy of the United Kingdom and the U.S. Coast Guard. The three largest customers for 2003 were the U.S. Coast Guard, the Canadian Navy and the Royal Danish Navy.

Geographically, property, plant and equipment are reported based on location. At November 30, 2004 and 2003, all of the Company’s property, plant and equipment was located in Canada.

14	Financial instruments

Fluctuations in foreign currency exchange rates

The Company enters into transactions denominated in U.S. dollars, Australian dollars and Euros and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the various currencies relative to its functional currency, the Canadian dollar.

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2004, the Company had foreign exchange forward contracts maturing in the following year to sell U.S. $851,196 (2003 — U.S. $1,343,705), Australian $3,678,061 (2003 — nil), and €383,310 (2003 — nil). The exchange rates set in the forward exchange contracts ranged between 1.1870 to 1.1942 for U.S. $1.00, 0.9005 to 0.9576 for Australian $1.00, and 1.5777 for €1.00. The contracts mature between December and May 2005.

The fair value of derivative instruments generally reflects the estimated amounts that the Company would receive or pay to settle the contracts at November 30, 2004. The fair value of the above derivative financial instruments was an unrecorded liability of $42,303 at November 30, 2004 (2003 — $82,907).

15	Supplemental cash flow information

	2004	2003
	$	$

Cash paid during the year for interest	2,045	2,824

Cash paid during the year for income taxes	12,916	—

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended November 30, 2004

February 1, 2005

Forward-Looking Statements

Statements in this Management’s Discussion And Analysis, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this Management’s Discussion And Analysis are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the fiscal year ended November 30, 2004 in comparison with those for the fiscal year ended November 30, 2003 and for the three months ended November 30, 2004 in comparison with those for the three months ended November 30, 2003. This discussion should be read in conjunction with the Company’s 2004 Audited Consolidated Financial Statements.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal New Zealand Navy, the Royal Danish Navy, and the United States Navy. In fiscal 2004, the Company delivered software and system products to the Royal Navy of the United Kingdom, the Royal Australian Navy, the Royal New Zealand Navy and the Portuguese Navy.

In 2002, the Company expanded the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary — Offshore Systems

International Inc. was renamed OSI Geomatics Inc. and reactivated to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s business unit — OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture - Image Display Server (“COP-IDS™”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS™ facilitates the integration of information from multiple geo-spatial sources — such as land maps, nautical charts, aerial and space photo imagery and special military information — into a single fused display. COP-IDS™ is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS™ allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS™ is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and coalition forces operations.

To capitalize on the potential of the new product COP-IDS™, the Company added a new line of business — OSI Applications starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness.

The Company plans to grow through internal growth, focused on new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada. In addition, the Company may pursue strategic alliances, investments and acquisitions that are complimentary to its existing lines of business.

Overall Performance

Earnings/Loss

For the fiscal year ended November 30, 2004, the Company had earnings of $114,741 or $0.00 per share on a basic and diluted basis compared to earnings of $385,369 or $0.01 per share for the fiscal year ended November 30, 2003.

The Company’s results for fiscal 2004 were largely driven by the Company’s revenue growth, increased sales and marketing expenses, the increasing costs of regulatory compliance and financial assistance received from Technology Partnerships Canada.

The Company was selected for major fleet contracts with the Royal Navy of the United Kingdom, as part of a teaming arrangement with Lockheed Martin UK, Kelvin Hughes Ltd. and with the Royal Australian Navy, as part of the teaming arrangement with Nautronix Ltd. and Scientific Management Associates. Also, the Royal New Zealand Navy had exercised contract options with delivery occurring during the third quarter. In addition, on April 26, 2004, the Company signed a second agreement with Technology Partnerships Canada (“TPC”) that provides the Company with financial assistance to fund research and development activities. This assistance reduces the operating expenditures of the Company. For a further discussion of these matters, please refer to the “Results of Operations” section of this document.

Backlog

Total backlog as at November 30, 2004 was $21.1 million compared to $3.3 million at November 30, 2003. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2004 was at $8.4 million compared to $0.9 million at November 30, 2003. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at November 30, 2004 was at $12.7 million compared to $2.4 million at November 30, 2003. There is no guarantee or certainty that the Company’s customers will elect to exercise their contract option backlog. Should the Company’s customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog, which then may convert to revenue as contract execution occurs. Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures also do not have a comparable GAAP measure.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position and revenue for the period. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued, and will continue to pursue, major contracts with a lengthy sales cycle and, as a result, there could be large variations in its total backlog position and revenue from one fiscal quarter to another. The increased firm backlog and option balances at November 30, 2004 as compared to November 30, 2003 were the result of the Company and its partners winning the Royal Navy of the United Kingdom tender and additional contract awards from the Royal Australian Navy.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows contracts to be terminated by the contracting government agency should future budget funding not be approved. Historically, the termination-for-convenience clause has not been exercised by any Company customer. The Company has included the full value of these government contracts in total backlog.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

The Company depends heavily on its government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on the Company’s operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on the Company’s operations. Also, the Company cannot give assurance that it would be able to procure new government contracts to offset the revenues lost as a result of any termination of its contracts. As the Company’s revenues are dependent on its procurement, performance and payment under its contracts, the loss of one or more critical contracts could have a negative impact on the Company’s financial condition.

In addition, sales to the governments the Company works with may be affected by:
•	changes in procurement policies;
•	changes in the structure and management of government departments;

•	budget considerations;
•	changing concepts of national defence;
•	political developments domestically and abroad; and
•	increased protectionism.

The influence of any of these factors, which are largely beyond the Company’s control, could also negatively impact its financial condition.

The Company derives a significant amount of revenue from only a few international customers. The Company depends on governments for a significant portion of its sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on the Company’s financial condition.

Approximately 69% of the Company’s revenue for fiscal 2004 was from the U.S. Coast Guard, the Royal Navy of the United Kingdom, the Royal Australian Navy, the Royal New Zealand Navy and the Portuguese Navy. For fiscal 2003 approximately 65% of the Company’s revenue was from the U.S. Coast Guard, the Canadian Navy and the Royal Danish Navy. Approximately 87% of the Company’s revenue for fiscal 2004 was from national and international governments compared to 91% for fiscal 2003. Therefore, any significant disruption or deterioration of any of the Company’s relationships with these entities’ governments would significantly reduce its revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which the Company is not involved could have severe consequences for its results of operations.

The Company’s product lines are not broadly diversified.

The Company derives and expects to derive a substantial majority of its revenue from navigational software, systems and equipment sales. If customers do not purchase the Company’s products as a result of competition, technological change, budget constraints or other factors, the Company does not have other product categories that it could rely on to make up any shortfall in sales. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company derives a significant portion of its revenues from international sales and is subject to the risks of doing business in foreign countries.

In the fiscal year ended November 30, 2004, approximately 89% of the Company’s revenues were from international customers, including governmental customers: 21% from the U.S. and 68% from other international countries. For the fiscal year ended November 30, 2003, approximately 71% of the Company’s revenues were from international customers, including governmental customers: 44% from the U.S. and 27% from other international countries. The Company has focussed its expansion efforts for the future on the American, European and Australasian markets. As a result, the Company expects that international sales will continue to account for a significant portion of its revenues for the foreseeable future. As a result, the Company is subject to the risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of dealing with foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s operations in the future.

The Company’s revenues and costs are affected by fluctuations in the rate of exchange between the Canadian dollar, which is its reporting currency, the U.S. dollar, the Australian Dollar and the Euro.

Exposure to exchange rate fluctuations exists because a significant portion of the Company’s trade receivable and revenue transactions are in U.S. dollars, Australian dollars and Euros. In addition, certain of the Company’s subcontract payable and direct cost transactions are in U.S. dollars. For the fiscal year ended November 30, 2004, approximately 25% of the Company’s revenue and 10% of its expenses were transacted in U.S. dollars. During the same period, approximately 11% and 5% of the Company’s revenue was transacted in Australian dollars and Euros respectively. For the fiscal year ended November 30, 2003, approximately 63% of the Company’s revenues and 12% of its expenses were transacted in U.S. dollars. During the same period, the Company did not have material transactions in Australian dollars or Euros. The Company expects that U.S. dollar, Australian dollar and Euro sales will continue to account for a material portion of its revenues for the foreseeable future. As a result, exchange rate fluctuations may affect the Company’s revenue and earnings growth materially in the future. In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian Dollar exchange rate fluctuations, the Company utilizes its foreign exchange forward contract facility. As at November 30, 2004, the Company has entered into foreign exchange forward contracts in the amount of U.S. $851,196, Australian $3,678,061 and €383,310. As at November 30, 2003, the Company had entered into foreign exchange forward contracts in the amount of U.S. $1,343,705, Australian $0, and €0.

The Company has established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and the Company’s reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company relies on agreements with international corporations to assist it in pursuing contracts for major government procurements. These international corporations often assist the Company with systems integration, complimentary products and services, and local domain knowledge necessary to successfully pursue major government procurements. The Company does not have assurance that these third parties will:
•	remain in business;
•	maintain the financial stability required to fulfill the requirements of these international procurements; and
•	continue to consider the Company’s products in their business priorities.

There can be no assurance that the Company would be able to pursue and secure major international government procurements without these third parties.

The Company may lose sales, or sales may be delayed, because of the long sales and implementation cycles for its products and services.

The Company’s customers have typically invested substantial time, money and other resources and have many people involved in the decision to license the Company’s software products and purchase its hardware products and services. As a result, the Company may wait up to two or three years after the first contact with a customer for that customer to enter into a purchase agreement while the customer seeks internal approvals for the purchase of the Company’s products and/or services. During this long sales cycle, events may occur that affect the size or timing of the purchase or even cause the order to be cancelled.

Even if a purchase agreement is signed, the time period required to deploy the Company’s products varies significantly from one customer to the next. Implementing the Company’s products can sometimes take several months or even a few years depending on the customer’s needs. It may be difficult to deploy the Company’s products if the customer has complicated deployment requirements. If a customer utilizes a third party to deploy the Company’s products, we cannot guarantee that the Company’s products will be deployed successfully.

As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

Competition within the Company’s markets may reduce its procurement of future contracts and its sales.

The defence industry in which the Company operates is highly competitive. The Company’s competitors range from companies, which are primarily targeting the pleasure boat market, to diversified corporations in the radar/marine equipment segment of the industry. Some of the Company’s competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities. There can be no assurance that the Company can continue to compete effectively with these companies.

The Company’s ability to procure contracts and gain sales in foreign markets may be negatively impacted by increasing protectionism of foreign governments.

Some foreign governments have come under increased pressure to protect their domestic economy and national security. Economic and security concerns have resulted in increasing protectionism that excludes foreign market participants from successfully procuring contracts and gaining sales in foreign markets. As a result, the Company’s revenue could decrease and its business and operating results would be adversely affected.

The Company’s future success will depend on its ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, the Company’s future performance depends on a number of factors, including its ability to:
•	identify emerging technological trends in the Company’s market;
•	develop and maintain competitive products;
•	enhance the Company’s products by adding innovative features that differentiate its products from those of its competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

The Company believes that, in order to remain competitive in the future, it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for the Company’s products will develop or continue to expand as the Company currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its revenues and harm its business. Furthermore, the Company cannot be sure that its competitors will not develop competing technology, which gains market acceptance in advance of the Company’s products. The possibility that the Company’s competitors might develop new technology or products might cause the Company’s existing technology and products to become obsolete. If the Company fails in its new product development efforts or its products fail to achieve market acceptance more rapidly than the Company’s competitors, its revenues will decline and its business, financial condition and results of operations will be negatively affected.

The Company depends on the recruitment and retention of qualified personnel, and its failure to attract and retain such personnel could seriously harm its business.

Due to the specialized nature of the Company’s business, its future performance is significantly dependent upon the continued services of its key engineering personnel and executive officers.

The Company’s prospects depend upon its ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for its operations. Competition for personnel is intense, and the Company may not be successful in attracting or retaining qualified personnel. The Company’s failure to compete for these personnel could seriously harm its business, results of operations and financial condition.

The Company does not have fixed-term employment agreements with its officers and key employees and the loss of any officer or key employee could seriously harm the Company’s business.

The Company has not entered into fixed-term employment agreements with its officers and key employees. The Company’s success depends upon the abilities and experience of its officers and key employees. Competition for highly skilled management, engineering, technical and other key employees is intense. The loss of officers and key employees could seriously disrupt the Company’s operations and impair its ability to compete.

The Company depends on offshore sub-contract labour in its geomatics and navigation systems operations to maintain a competitive position in the geomatics and navigation systems marketplaces.

The Company’s geomatics and navigation systems operations are dependent upon labour resources located outside North America. While the Company enters into sub-contract agreements with these suppliers, it cannot be sure that the labour resources will be available when required and at the levels required. Accordingly, maintaining the Company’s competitiveness will depend upon a number of factors, including:
•	the geopolitical uncertainties specific to the home country of each sub-contractor;
•	the cultural compatibility between Canada and the home country of each sub-contractor;
•	the English language proficiency of the labour resources made available to the Company;
•	labour pool characteristics such as work ethic, education, skill level and attrition; and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect the Company’s geomatics and navigation systems operations in the future.

The Company may be unable to adequately protect its intellectual property rights, which could affect its ability to compete.

Protecting the Company’s intellectual property rights is critical to its ability to compete and succeed as a company. The Company has trademark and copyright registrations, which are necessary and contribute significantly to the preservation of its competitive position in the market. There can be no assurance that any of the trademarks, copyrights and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, the Company may not be able to obtain necessary licenses on commercially reasonable terms. The Company enters into confidentiality and invention assignment agreements with its employees, and enters into nondisclosure agreements with its suppliers and customers, as appropriate, so as to limit access to and disclosure of the Company’s proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

The Company’s operations depend on component availability and its key suppliers to manufacture and deliver its products and services.

The Company’s operations are highly dependent on the timely delivery of materials by outside suppliers. While the Company enters into purchase agreements with a few of its suppliers, the Company cannot be sure that materials, components, and subsystems will be available in the quantities required, if at all. If any of the suppliers fail to meet the Company’s needs, it may not have readily available alternatives. The Company’s inability to fill its supply needs would jeopardize its ability to satisfactorily complete the Company’s obligations under its contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to the Company’s reputation and relationships with its customers. All of these events could have a negative effect on the Company’s financial condition.

The unpredictability of the Company’s results may harm or contribute to the volatility of the trading price of its common stock.

The Company’s operating results may vary significantly over time for a variety of reasons, many of which are outside its control and any of which may harm its business. The value of the Company’s common stock may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government and corporate spending patterns;
•	the timing of contract receipt and funding;
•	the Company’s ability and the ability of its key suppliers to respond to changes in customer orders;
•	the timing of the Company’s new product introductions and its competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

The Company may pursue strategic relationships, investments and acquisitions. The Company may not be able to successfully manage its operations if it fails to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, it may expand its product offerings to include application software products that are complementary to the Company’s existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with its products;
•	undiscovered software errors in the third party product;
•	difficulties in selling the third party product;
•	difficulties in providing satisfactory support for the third party product;
•	potential infringement claims from the use of the third party product; and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support);
•	the substantial management time devoted to such activities;
•	the potential disruption of the Company’s ongoing business;
•	undisclosed liabilities;
•	failure to realize anticipated benefits (such as synergies and cost savings);

•	the difficulty of integrating previously distinct businesses into one business unit; and
•	technological uncertainty regarding the current and future functionality of the product.

The Company may require additional capital, in which case it may need to raise additional funds from lenders and equity markets in the future.

If the Company’s expenditures exceed its incoming cashflows, the Company may be required to raise additional capital. In addition, the Company may choose to pursue additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate its growth objectives. The Company’s ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on its business performance. There can be no assurance that the Company will be successful in its efforts to raise additional funds, if needed, on terms satisfactory to it. If additional capital is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

The Company’s business could be adversely affected if it fails to manage its growth effectively.

If the Company fails to manage its growth effectively, the Company’s business and operating results could be adversely affected. The Company expects to continue to grow its operations domestically and internationally, and to hire additional employees. The growth in the Company’s operations and staff has placed, and will continue to place, a significant strain on its management systems and resources. If the Company fails to manage its future anticipated growth, the Company may experience higher operating expenses, and it may be unable to meet the expectations of investors with respect to future operating results. To manage this growth the Company must, among other things, continue to:
•	improve its financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve its licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in its internal networking infrastructure and facilities.

The Company has committed funds to obtaining additional systems and facilities to accommodate its current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than the Company anticipates, it may not be able to reduce expenses to the same degree. If the Company incurs operating expenses out of proportion to revenue in any given quarter, its operating results may be adversely impacted.

Third parties may claim that the Company infringes their proprietary rights.

The Company potentially may receive claims that it has infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, the Company may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of the Company’s former, current or future employees may assert claims that such employees have improperly disclosed to the Company the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from the Company’s core business, require it to stop selling or delay shipping, or cause the redesign of its product or products. In addition, the Company may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that it has with some of its customers.

The Company licenses and uses software from third parties in its business. These third party software licenses may not continue to be available to the Company on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect the Company’s ability to continue licensing this software. The Company’s inability to use any of this third party software could result in shipment delays or other disruptions in its business, which could materially and adversely affect the Company’s operating results.

The Company may not be able to protect its proprietary information.

The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect its proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to the Company’s technology. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy the Company’s products or to obtain or use information that the Company regards as proprietary.

The Company’s products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain bugs, errors or failures, especially when first introduced or when new versions are released. Despite the Company’s efforts to test its products, the Company might experience significant errors or failures in its products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of the Company’s products. Customers use the Company’s products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. The Company’s customers may claim that the Company is responsible for damages to the extent they are harmed by the failure of any of the Company’s products. If the Company were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, the Company could lose revenue or be subject to liability for service or warranty costs. Should this occur, the Company’s business and operating results could be adversely affected.

The Company’s products depend on third party software products and its reputation and results of operations could be adversely affected by the Company’s inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:
•	remain in business;
•	support the Company’s product lines;
•	maintain viable and functional product lines; and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

The Company’s products may not be compatible with various operating systems and therefore the Company may not be able to sell its products to potential customers.

The Company’s products are used in combination with various operating systems. The Company’s future success depends on our ability to continue to support widely-used operating systems. The Company’s applications run on Microsoft operating systems. Therefore, the Company’s ability to increase sales depends on the continued acceptance of Microsoft operating system products. If the Company is unable to develop and market products that support Microsoft’s operating platforms or develop and market products that support other operating systems on a timely and cost effective basis, its business and operating results could be adversely affected.

Selected Annual Information

Statement of Earnings Information	For the years ended November 30
	2004	2003	2002
	$	$	$

Revenue	13,451,303	11,520,793	13,868,779
Gross profit	7,781,979	6,361,725	6,771,387
Gross profit percentage	57.9%	55.2%	48.8%
Net earnings for the year	114,741	385,369	1,635,031
Basic earnings per share	0.00	0.01	0.06
Diluted earnings per share	0.00	0.01	0.06

Balance Sheet Information	As at November 30
	2004	2003	2002
	$	$	$

Cash and cash equivalents	251,037	3,837,555	3,244,048
Working capital *	8,287,798	8,071,926	4,449,492
Current assets	10,964,025	10,377,836	8,810,568
Total assets	12,310,738	11,728,257	10,766,438
Current liabilities	2,676,227	2,305,910	4,361,076
Long term liabilities	—	187,384	372,717
Total liabilities	2,676,227	2,493,294	4,733,793
Shareholders’ equity	9,634,511	9,234,963	6,032,645
Dividends declared per share:
Common shares	—	—	—
Class A preference shares	—	—	—
Class B preference shares	3.00	2.37	—

*	Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similar measures presented by other issuers. This measure does not have a comparable GAAP measure. Working Capital is defined as current assets less current liabilities.

The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings. Approximately 69% of the Company’s revenue for the fiscal year ended November 30, 2004 was from the U.S. Coast Guard, the Royal Navy of the United Kingdom, the Royal Australian Navy, the Royal New Zealand Navy and the Portuguese Navy. Approximately 65% of the Company’s revenue for the fiscal year ended November 30, 2003 was from the U.S. Coast Guard, the Danish Navy and the Canadian Navy. Approximately 84% of the Company’s revenue for the fiscal year ended November 30, 2002 was from U.S. Coast Guard, the Danish Navy and the Canadian Navy. Approximately 87% of the Company’s revenue for the fiscal year ended November 30, 2004 was from national and international governments compared to 91% and 98% for the fiscal years 2003 and 2002 respectively.

The lower revenue in fiscal 2003 as compared to fiscal 2002 was largely attributable to the substantial completion in fiscal 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract in early fiscal 2003. The increase in revenue in fiscal 2004 over fiscal 2003 was the result of contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late fiscal 2003 and early fiscal 2004.

The fluctuations in gross profit year over year are impacted negatively by projects that include a large proportion of third-party systems or labour resulting in higher cost of sales. Certain contracts awarded to the Company may require the Company to include third-party systems or labour. In order to maintain competitiveness on these contracts, the Company may elect to reduce its usual margins on the third party components. In addition, the product mix of Software, Geomatics, Systems and systems components in any given period may impact the gross profit for the period.

During the first six months of fiscal 2004, the Company’s gross profit percentage increased because of an increase in software revenue. During the last six months of fiscal 2004, the Company’s gross profit percentage was lower when compared to the first six months as the Software revenue decreased and Systems and systems components revenue increased.

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed in dollars and as a percentage of total revenues:

	Year Ended November 30
	2004	2004	2003	2003
	$	%	$	%

Revenue
Software	5,576,540	41.5%	1,036,417	9.0%
Systems and system components	4,328,740	32.2%	6,208,464	53.9%
Geomatics	2,979,728	22.2%	3,560,440	30.9
Other	566,295	4.1%	715,472	6.2%

	13,451,303	100.0%	11,520,793	100.0%
Cost of sales	5,669,324	42.1%	5,159,068	44.8%

Gross profit	7,781,979	57.9%	6,361,725	55.2%

Expenses
General and administrative	3,435,688	25.5%	2,498,021	21.8%
Research and development	2,104,806	15.7%	1,548,523	13.4%
Sales and marketing	3,160,359	23.5	2,000,238	17.4
Amortization	231,033	1.8%	241,295	2.1%
Interest	2,045	0.0%	2,824	0.0%
Foreign exchange loss	38,338	0.3%	151,961	1.3%
Technology Partnerships Canada royalty	124,425	0.9%	50,473	0.4%
Technology Partnerships Canada contribution	(1,471,414)	(10.9%)	(376,880)	(3.3%)

	7,625,280	56.8%	6,116,455	53.1%

Earnings before income taxes	156,699	1.1%	245,270	2.1%
Income tax expense (recovery)	41,958	0.3%	(140,099)	(1.2%)

Earnings for the year	114,741	0.8%	385,369	3.3%

Revenues

The Company’s core revenue stream is derived from four sources: Software, Systems and system components, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company also derives revenue from the delivery of the ECPINS® software component of its system product.

Consolidated revenue for the fiscal year ended November 30, 2004 was $13,451,303, compared with $11,520,793 for the fiscal year ended November 30, 2003, resulting in an increase of 16.8%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During the fiscal year ended November 30, 2004, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during this period because of the long sales cycles, but may yield orders in the future.

The main customers for the Company’s products and services were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd., the U.S. Coast Guard, the Royal New Zealand Navy and the Portuguese Navy through SICOM — Sistemas de Comunições, Lda, of Lisbon, Portugal. Revenue from these customers accounted for 61% of the consolidated revenue for the three months ended November 30, 2004 and for 69% of the consolidated revenue for the fiscal year ended November 30, 2004. For fiscal 2003, the main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 50% of the consolidated revenue for the three months ended November 30, 2003 and for 70% of the consolidated revenue for the fiscal year ended November 30, 2003.

A significant change in the Company’s revenue mix occurred during the last fiscal quarter of 2003 and the six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004 where, in order to ensure its success in pursuing certain contracts, the Company elected to sell off-the-shelf or customized versions of its ECPINS® software. Prior to this, the Company focused on the delivery of ECPINS® electronic chart navigation systems which included both its ECPINS® software and specialized hardware.

During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems which are reported as Systems and systems component revenue.

Segment Results

Revenue from the Navigation Systems business unit for fiscal 2004 was $10,232,671 compared to $7,927,166 for fiscal 2003, an increase of $2,305,505 or 29.1%. The increase in revenue in fiscal 2004 over fiscal 2003 is attributable to contracts from the Royal Navy of the United Kingdom and the Royal Australian Navy that were awarded to the Company in late fiscal 2003 and early fiscal 2004.

Revenue from the Geomatics business unit for fiscal 2004 was $3,027,353 compared to $3,593,627 for the same period last year, a decrease of $566,274 or 15.8%. The business unit revenue levels decreased in the current fiscal year compared with that of the previous fiscal year as the result of supplier delays experienced by the Company in receiving the contracted services to satisfy customer needs and increased difficulty in penetrating the U.S. geomatics market.

Revenue from the Applications business unit was $191,279 for fiscal 2004. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle into government customers for Applications products can be upwards of three years. The business unit’s initial product is Common Operational Picture — Image Display Server (COP-IDS™).

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

For fiscal 2004, the Company’s gross profit increased $1,420,254 to $7,781,979 from $6,361,725 for fiscal 2003. Gross profit percentage increased to 57.9% from 55.2% when comparing fiscal 2004 over fiscal 2003.

A significant change in the Company’s revenue mix occurred during the last fiscal quarter of 2003 and the six months ended May 31, 2004. Revenues during this period shifted to Software from Systems and system components and resulted in the Company reporting higher gross profit percentage. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first two fiscal quarters of 2004. These contracts required the Company to deliver off-the-shelf or customized versions of its ECPINS® software.

During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Segment Results

Gross profit from the Navigation Systems business unit for fiscal 2004 was $6,561,870 compared to $4,797,613 for fiscal 2003, an increase of $1,764,257 or 36.8%. Gross profit percentage increased to 64.1% from 60.5% period over period. The increase was attributable to the increased software revenue for the six months ended May 31, 2004 and resulted in the Navigation Systems business unit reporting gross margin percentages that were higher than those reported historically. During the third and fourth fiscal quarters of 2004 the Company’s revenue mix returned to its historical makeup which has the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Gross profit from the Geomatics business unit for fiscal 2004 was $1,048,591 compared to $1,564,112 for fiscal 2003, a decrease of $515,521 or 33.0%. Gross profit percentage decreased to 34.6% from 43.5% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Geomatics business unit has encountered entering the U.S. geomatics market. The Company plans to implement changes in the strategies to improve its market position in the U.S.

Gross profit for the Company’s new business unit — Applications was $171,518 for fiscal 2004 compared to $0 for fiscal 2003. Gross profit percentage for fiscal 2004 was 89.7% and reflected the contract mix that included more applications software contracts than applications systems contracts.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. For fiscal 2004, G&A increased $937,667 to $3,435,688 from $2,498,021 for fiscal 2003. As a percentage of revenue, G&A increased to 25.5% from 21.8% period over period. The increase is the result of increased professional fees, directors’ fees and directors and officers insurance, as well as charges for stock-based compensation, increased salaries and decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates that as a result of recently introduced regulations in Canada and the U.S., the Company will continue to experience increases in costs primarily relating to professional fees.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for fiscal 2004 or for fiscal 2003.

The Company continued to invest in new product development in 2004. The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. For fiscal 2004, R&D costs increased $556,283 to $2,104,806 or 15.7% of revenue, compared to $1,548,523 or 13.4% of revenue for fiscal 2003. The increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS™ product and the continuing development of the ECPINS® product. The increase in R&D costs for fiscal 2004 does not reflect approximately $282,000 that was charged to cost of sales to support the software customization required to meet the needs of specific customers. For fiscal 2003, R&D costs charged to cost of sales to support the software customization required to meet the needs of specific customers was approximately $114,000.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2003. As at November 30, 2003, the Company had received the maximum eligible contribution of $4,000,177. Under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To November 30, 2004, the Company has accrued for future payment or paid royalties of $1,241,154. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

In April of 2004, TPC announced an agreement with the Company whereby TPC granted financial assistance to the Company to fund research and development activities to March 31, 2007. The maximum eligible contribution is $3,768,391. As at November 30, 2004, the Company has claimed for $1,471,414 of eligible assistance under the TPC program. The Company will receive the remaining contributions over the remaining term. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. commencing January 2006. Royalty payments will continue until the cumulative royalties paid or payable to December 31, 2013 are at least $6,079,176 or until December 31, 2017. There were no royalties paid or payable in connection with this agreement for fiscal 2004.

Although the Company believes that its submissions for TPC funding meet the terms and conditions of the TPC agreements, the final determination is subject to audit by government authorities in the ordinary course of business. During the year ended November 30, 2004, the Company was subject to an audit by government authorities. The results of the audit have not been communicated to the Company however the Company has no reason to believe that the audit will have a material impact on the Company’s financial results.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services For fiscal 2004, S&M expenses increased $1,160,121 or 58.0%, to $3,160,359 (23.5% of revenue) from $2,000,238 (17.4% of revenue) for fiscal 2003. The increase in expenses was the result of the Company’s additional S&M staff hired to pursue new business. The Company has increased its level of business development activity relating to its expansion efforts into American, European and Australasian markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions and to broaden the Company’s customer base thereby reducing its dependence on the current few international customers. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years. The Company expects a continued increase in S&M expenditures for the ongoing pursuit of these opportunities.

Amortization

Total amortization increased $2,585 to $362,564 for fiscal 2004 from $359,979 for fiscal 2003. The increase reflects the acquisitions in the period and mix of property, plant and equipment in the Company at November 30, 2004.

Interest

Interest expense decreased to $2,045 for fiscal 2004 from $2,824 for fiscal 2003. The Company did not utilize its operating line credit facility of $1,000,000 during fiscal 2004.

Foreign Exchange

Foreign exchange loss for fiscal 2004 decreased $113,623 to $38,338 from $151,961 for fiscal 2003. The decrease in fiscal 2004 was the result of the Company having established a policy during the first quarter of fiscal 2003 to hedge against foreign exchange exposure.

Income Taxes

Based on the information available at the time of the issue of the audited consolidated financial statements for fiscal 2004, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $3,079,232 Canadian and $315,342 U.S. non-capital losses carried forward and other tax balances. As a result of this assessment, the Company has recognized a future tax recovery of $479,446 for fiscal 2004 compared to a future tax recovery of $363,484 for fiscal 2003. In accordance with Canadian GAAP, the Company provided a valuation allowance of $3,842,899 against the total future tax asset as it is not considered “more likely than not” that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

For fiscal 2004, the Company recorded current tax expense of $521,404, which is the tax expense that the Company would have incurred had the Company not had available losses carried forward from prior years. This compares to a current tax expense for the prior fiscal year of $223,385.

Earnings/Loss

As a result of the above factors, earnings for fiscal 2004 was $114,741 or 0.8% of revenue, compared to earnings of $385,369 for fiscal 2003, or 3.3% of revenue.

Summary of Quarterly Results

			Net	Basic Earnings/	Diluted Earnings/
	Revenue	Gross Profit	Earnings/ (Loss)	(Loss) per Share	(Loss) per Share
For the three months ended	$	$	$	$	$

November 30, 2004	3,696,137	1,968,649	(251,851)	(0.01)	(0.01)
August 31, 2004	2,951,571	1,469,554	(483,869)	(0.02)	(0.02)
May 31, 2004	2,773,835	1,775,003	298,670	0.01	0.01
February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.02
November 30, 2003	2,724,438	1,630,781	323,756	0.01	0.01
August 31, 2003	2,275,153	1,176,211	(338,797)	(0.01)	(0.01)
May 31, 2003	2,958,027	1,694,246	152,162	0.00	0.00
February 28, 2003	3,563,175	1,860,487	248,248	0.01	0.01

For a discussion on the factors that affect the quarterly results, please refer to the section Selected Annual Information.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

At November 30, 2004, the Company had current assets of $10,964,025 current liabilities of $2,676,227 and a cash position of $251,037. Working capital increased $215,872 to $8,287,798 at November 30, 2004 from $8,071,926 at November 30, 2003 primarily due to a combination of an increase in accounts receivable and a decrease in cash and cash equivalents.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2004. The Company has a $1,000,000 operating line available with a Canadian chartered bank collateralized by accounts receivable and inventory. The Company has issued standby letters of credit totalling U.S. $127,000 and Australian $283,886. The Company has utilized the standby letters of credit to support certain performance obligations to our customers. The Company has entered into foreign exchange forward contracts in the amount of U.S. $851,196, Australian $3,678,061 and

€383,310. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Cash flows from operating activities before changes in non-cash working capital items for fiscal 2004, were $690,939 compared with $619,591 for fiscal 2003, an increase of $71,348. The increase in cash flow for fiscal 2004 was the result of the Company’s decreased earnings for fiscal 2004 being offset by the effect of increases to cash flow provided by the non-cash items stock based compensation and future tax assets, as compared to fiscal 2003.

Changes in non-cash working capital items for fiscal 2004 were a usage of cash of $4,118,532 compared to usage of cash of $2,490,597 for fiscal 2003. Changes occurred in most non-cash working capital items between these two periods — all within the normal business activities of the Company. The largest change was an increase in Accounts receivable, which is the result of milestone terms that exist in certain contracts.

Cash used in investing activities totalled $358,856 for fiscal 2004 compared with $309,386 for fiscal 2003. The increase is reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.

Net cash provided by financing activities for fiscal 2004 amounted to $199,931 compared to net cash provided of $2,773,899 for fiscal 2003. The issuance of common shares provided funds of $398,479 for fiscal 2004 compared to having provided $606,069 for fiscal 2003. Preferred share issue costs used funds of $20,115 for fiscal 2004 compared to the issuance of warrants and preferred shares net of issue costs having provided funds of $2,726,995 for fiscal 2003. The payment of dividends on the Class B preference shares used funds of $178,433 for fiscal 2004 compared to a usage of funds of $53,484 for fiscal 2003. During the period January 16, 2003 to January 15, 2004, the Company purchased 455,000 of its common shares under a normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The premium on the purchase and cancellation of the common shares under the normal course issuer bid was charged to the deficit.

As a result of the above mentioned changes, the net decrease in cash amounted to $3,586,518 for fiscal 2004 compared to an increase of $593,507 for fiscal 2003. The Company has been focussed on accounts receivable collections activities and has reduced accounts receivable by $2,400,000 as of January 25, 2005.

As at November 30, 2004, the Company estimates that a U.S. $0.01 increase in the exchange rate of the U.S. dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $25,000. As at November 30, 2004, the Company estimates that an Australian $0.01 increase in the exchange rate of the Australian dollar relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $12,000. As at November 30, 2004, the Company estimates that an €0.01 increase in the exchange rate of the Euro relative to the Canadian dollar would have an annualized impact of reducing earnings before income taxes by approximately $10,000.

In order to reduce the impact of U.S. to Canadian dollar, Australian to Canadian dollar and Euro to Canadian Dollar exchange rate fluctuations, the Company has used the forward exchange contract facility described above. The Company used the forward exchange contract facility to set the exchange rate between the U.S. and Canadian dollar, the Australian to Canadian dollar and the Euro to Canadian dollar for specific transactions at a specific agreed upon rate, thereby mitigating any foreign exchange gain or loss that might occur on those transactions. The Company uses the forward exchange contract facility only for known or reasonably certain future U.S., Australian dollar and Euro transactions.

Contractual Obligations

	Payments due by period
		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years

Facility leases	687,203	259,361	427,842	—	—
Equipment leases	37,937	16,680	17,592	3,665	—

Total contractual obligations	725,140	276,041	445,434	3,665	—

Off-Balance Sheet Arrangements

Derivatives

The Company uses foreign exchange contracts to hedge transactions denominated in U.S. dollars. The fair value of these derivative instruments at November 30, 2004 is an unrecorded liability of $42,303. For a discussion on these contracts, please see Note 14 of the Company’s audited consolidated financial statements for fiscal 2004.

Guarantees

The Company has issued standby letters of credit totalling U.S. $127,000 and Australian $283,886. The Company has utilized the standby letters of credit to support certain performance obligations to it’s customers.

Transactions with Related Parties

During the last two years, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders.

Proposed Transactions

The Company has not proposed any asset or business acquisition or disposition.

Fourth Quarter

Overall Performance

Earnings/Loss

For the three months ended November 30, 2004, the Company had a loss of $251,851 or loss of $0.01 per share on a basic and diluted basis compared to earnings of $323,756 or earnings of $0.01 per share for the three months ended November 30, 2003.

The Company’s results for the three months ended November 30, 2004 were largely driven by the Company’s revenue growth and financial assistance received from Technology Partnerships Canada and increased G&A, R&D and S&M expenses.

Revenue growth for the three months ended November 30, 2004 was largely attributable to revenues earned from the Royal Australian Navy, the Portuguese Navy and the Royal Navy of the United Kingdom.

Selected Information

	For the three months ended
Statement of Earnings Information	November 30
	2004	2003
	$	$

Revenue	3,696,137	2,724,439
Gross profit	1,968,649	1,630,781
Gross profit percentage	53.3%	59.9%
Earnings (loss) for the period	(251,851)	323,756
Basic earnings (loss) per share	(0.01)	0.01
Diluted earnings (loss) per share	(0.01)	0.01

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed in dollars and as a percentage of total revenues:

	Three months ended November 30
	2004	2004	2003	2003
	$	%	$	%

Revenue
Software	906,701	24.5%	607,326	22.3%
Systems and system components	1,927,201	52.1%	902,640	33.1%
Geomatics	754,829	20.4%	962,021	35.3%
Other	107,406	3.0%	252,452	9.3%

	3,696,137	100.0%	2,724,439	100.0%
Cost of sales	1,727,488	46.7%	1,093,658	40.1%

Gross profit	1,968,649	53.3%	1,630,781	59.9%

Expenses
General and administrative	857,004	23.3%	669,575	24.6%
Research and development	496,207	13.4%	267,790	9.8%
Sales and marketing	870,230	23.5%	490,659	18.0%
Amortization	64,376	1.7%	64,222	2.4%
Interest	812	0.0%	2,531	0.1%
Foreign exchange loss (gain)	6,647	0.2%	(31,581)	(1.2%)
Technology Partnerships Canada royalty	42,665	1.2%	(16,072)	(0.6%)
Technology Partnerships Canada contribution	(245,875)	(6.7%)	—	0.0%

	2,092,066	56.6%	1,447,124	53.1%

Earnings (loss) before income taxes	(123,417)	(3.3%)	183,657	6.8%
Income tax (recovery)	128,434	3.5%	(140,099)	(5.1%)

Earnings (loss) for the period	(251,851)	(6.8%)	323,756	11.9%

Revenues

Consolidated revenue for the three months ended November 30, 2004 was $3,696,137 compared with $2,724,439 for the three months ended November 30, 2003, resulting in an increase of 35.7%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders, relative mix of contracts and customer product delivery requirements.

The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During the three months ended November 30, 2004, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during this period because of the long sales cycles, but may yield orders in the future. The main customers for the Company’s products and services during the three months ended November 30, 2004 were the Royal Navy of the United Kingdom through Lockheed-Martin UK, the Royal Australian Navy through Nautronix Ltd. and the Portuguese Navy through SICOM — Sistemas de Comunições, Lda, of Lisbon, Portugal. Revenue from these customers accounted for 61% of the consolidated revenue for the three months ended November 30, 2004. The main customers for the Company’s products and services during the three months ended November 30, 2003 were the U.S. Coast Guard, the Canadian Navy and the Royal Australian Navy. Revenue from these customers accounted for 89% of the consolidated revenue for the three months ended November 30, 2003.

A significant change in the Company’s revenue mix occurred during the last fiscal quarter of 2003. Revenues during this period shifted to Software from Systems and system components. The revenue shift was the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 where, in order to ensure its success in pursuing certain contracts, the Company elected to sell off-the-shelf or customized versions of its ECPINS® software. Prior to this, the Company focused on the delivery of ECPINS® electronic chart navigation systems which included both its ECPINS® software and specialised hardware. During the fourth fiscal quarter of 2004 the Company’s revenue mix returned to its historical makeup where the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems which are reported as Systems and systems component revenue.

Segment Results

Revenue from the Navigation Systems business unit for the three months ended November 30, 2004 was $2,832,204 compared to $1,773,814 for the same period last year, an increase of $1,058,390 or 59.7%. The increase is attributable to recognition of revenue during the fourth quarter of fiscal 2004 on the Royal Navy of the United Kingdom, Royal Australian Navy, and Portuguese Navy contracts.

Revenue from the Geomatics business unit for the three months ended November 30, 2004 was $740,958 compared to $950,625 for the three months ended November 30, 2003, a decrease of $209,667 or 22.1%. The business unit revenue levels decreased in the current fiscal year compared with that of the previous fiscal year as the result of supplier delays experienced by the Company in receiving the contracted services to satisfy customer needs and increased difficulty in penetrating the U.S. geomatics market.

Revenue for the Company’s new business unit — Applications was $122,975 for the three months ended November 30, 2004. The Applications business unit develops software applications and tools for situational awareness and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The sales cycle into government customers for Applications products can be upwards of three years. The business unit’s initial product is Common Operational Picture — Image Display Server (COP-IDS™).

Gross Profit

The Company’s gross profit increased $337,868 to $1,968,649 for the three months ended November 30, 2004 compared to gross profit of $1,630,781 for the same period last year. Gross profit percentage decreased to 53.3% for the three months ended November 30, 2004 from 59.9% for the three months ended November 30, 2003. The decrease in the Company’s gross profit percentage for the three months ended November 30, 2004 as compared to the three months ended November 30, 2003 is attributable to the mix of contracts having shifted to Systems and system components from Software. A significant change in the Company’s revenue mix occurred in the three months ended November 30, 2003. Revenues during this period shifted to Software from Systems and system components and resulted in the Company reporting higher gross margin.

Segment Results

Gross profit from the Navigation Systems business unit for the three months ended November 30, 2004 was $1,591,268 compared to $1,160,137 for the same period last year, an increase of $431,131. Gross profit percentage decreased to 56.2% from 65.4% period over period. The decrease was attributable to the decrease in software revenue for the three months ended November 30, 2004 when compared to the three months ended November 30, 2003, and resulted in the Company reporting gross margin percentages that were in line with those reported historically. For the fourth fiscal quarter of 2004 the Company’s revenue mix had returned to its historical makeup which has the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems.

Gross profit from the Geomatics business unit for the three months ended November 30, 2004 was $254,530 compared to $470,644 for the same period last year, a decrease of $216,114 or 45.9%. Gross profit percentage decreased to 34.4% from 49.5% period over period. The decrease is the result of the competitive nature of the geomatics market where customers are very price sensitive and the increasing protectionism the Company has encountered entering the U.S. geomatics market.

Gross profit for the Company’s new business unit — Applications was $122,851 (99.9% of Revenue) for the three months ended November 30, 2004.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and other general administrative expenses, net of interest and other income. G&A increased $187,429 for the three months ended November 30, 2004 to $857,004 compared to G&A of $669,575 in the same period last year. As a percentage of revenue, G&A decreased from 24.6% to 23.3% period over period. The increased cost is the result of increased directors’ fees and directors and officers insurance, as well as charges for stock-based compensation, increased salaries and decreased interest income that resulted from lower cash reserves during the periods. The Company anticipates G&A costs will continue to increase as a result of increasing costs associated with regulatory compliance.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs, facilities expenses and related expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. The Company has not capitalized any development costs for the three months ended November 30, 2004 and had not capitalized any development costs for the three months ended November 30, 2003.

R&D costs increased $228,417 to $496,207 or 13.4% of revenue for the three months ended November 30, 2004, compared to R&D costs of $267,790 or 9.8% of revenue in the same period last year. The increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS™ product and the continuing development of the ECPINS® product.

The TPC contribution for the three months ended November 30, 2004 was $245,875 compared to $0 for the same period last year, an increase of $245,875. The increase is due to the Company not having a contract in place with TPC during the last quarter of fiscal 2003. A contract was signed on April 26, 2004.

The TPC royalty for the three months ended November 30, 2004 was an expense of $42,665 compared to a recovery of $16,072 for the same period last year, an increase of $58,737. The increase is due to the amount of the royalty being based on the revenue of the company which was higher for the three months ended fiscal 2004 as compared to the same period last year.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $379,571 or 77.4%, for the three months ended November 30, 2004 to $870,230 (23.5% of revenue) from $490,659 (18% of revenue) for the same period last year. The increase in expenses was the result of the Company’s additional S&M staff hired to pursue new business. The Company has increased its level of business development activity relating to its expansion efforts into American, European and Australasia markets. The expansion effort targets new and existing customers in the military agencies of Canada, U.S., European NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. The Company expects a continued increase in S&M expenditures for the ongoing pursuit of these opportunities.

Amortization

Total amortization increased to $105,085 for the three months ended November 30, 2004 from $96,808 for the three months ended November 30, 2003. The increase reflects the acquisitions in the period and mix of property, plant and equipment in the Company at November 30, 2004.

Interest

Interest expense decreased to $812 for the three months ended November 30, 2004 compared to interest expense of $2,531 for the three months ended November 30, 2003. The Company did not utilize its credit facility during fiscal 2004.

Foreign Exchange

Foreign exchange loss for the three months ended November 30, 2004 was $6,647 and was the net foreign exchange amount for unhedged foreign currency transactions. For the same period last year the Company had a foreign exchange gain of $31,581 which was as a result of certain U.S. dollar transactions that were hedged during the fourth quarter of fiscal 2003 having been hedged at forward exchange rates that were more favourable than the average rate for the fourth quarter of fiscal 2003.

Income Taxes

The Company has recognized a increase of $98,340 in the future tax recovery for the three months ended November 30, 2004 compared to an increase of $363,484 for the same period last fiscal year. The recovery is the result of the change in the valuation allowance against the total future tax asset. The Company has provided the valuation allowance against the total future tax asset as it is not considered “more likely than not” that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

For the three months ended November 30, 2004, the Company recorded current tax expense of $226,774 which is the tax expense that the Company would have incurred had the Company not had available losses carried forward from prior years. This compares to a current tax expense for the same period for the prior fiscal year of $223,385.

Earnings/Loss

Based on the factors discussed above, loss for the three months ended November 30, 2004 was $251,851 or 6.8% of revenue, compared to earnings of $323,756 or 11.9% of revenue, for the three months ended November 30, 2003.

Liquidity and Capital Resources

Cash flows provided by operating activities before changes in non-cash working capital items for the three months ended November 30, 2004, amounted to $9,036 compared with a source of $251,757 for the three months ended November 30, 2003, a decrease of $242,721. The decrease was the result of the Company’s decreased earnings for the three months ended November 30, 2004 partially offset by an increase to cash flow for the same period provided by the non-cash item future tax assets.

Changes in non-cash working capital items for the three months ended November 30, 2004 were a usage of cash of $1,553,506 compared to cash usage of $1,774,522 for the same period in 2003. Changes occurred in most non-cash working capital items between these two periods — all within the normal business activities of the Company. The largest change was an increase in Accounts receivable, which is the result of milestone terms that exist in certain contracts.

Cash used in investing activities totalled $75,392 for the three months ended November 30, 2004 compared with $73,224 for the same period in 2003. The increase is reflective of the acquisitions of property, plant and equipment commensurate with the Company’s plans to obtain additional systems and facilities to accommodate its current and future anticipated growth.

Net cash provided by financing activities for the three months ended November 30, 2004 amounted to $28,625 compared to net cash provided of $377,182 for the same period in 2003. The issuance of common shares provided funds of $28,625 for the three months ended November 30, 2004 compared to the issuance of common shares having provided funds of $500,946 for the same period in fiscal 2003. There was no use of funds for share repurchases under a normal course issuer for the three months ended November 30, 2004 compared to a use of funds of $70,280 for the same period in fiscal 2003. The payment of dividends on the Class B preference shares used funds of $0 for the three months ended November 30, 2004 compared to a usage of funds of $53,484 for the three months ended November 30, 2003.

As a result of the above mentioned changes, the net decrease in cash amounted to $1,591,237 for the three months ended November 30, 2004 compared to a decrease of $1,218,807 for the three months ended November 30, 2003.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete each contract. The Company may need to adjust the estimated costs to complete for these projects, if the actual results differ from the Company’s estimates. If the Company anticipates that a contract or a contract segment will generate a loss, the Company estimates that loss and records the total expected loss on the contract or contract segment. When revenues exceed amounts invoiced under a contract, the difference is recorded as unbilled revenue. The Company believes that unbilled revenue will be invoiced and collected. Billings in excess of revenues are amounts that have been billed to the customer but have not been recognized in revenue.

Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes future income tax assets to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgement that is subject to audit by tax authorities in the ordinary course of business.

Stock-based Compensation and Other Stock-based Payments

The Company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the Company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company recognizes compensation as stock options, which have been granted, vest to employees and directors under stock option plans with no cash settlement feature based on the fair value method. The fair value of the stock options was estimated using the Black-Scholes option pricing model, using weighted-average assumptions for the following: dividend yield, volatility rate, risk-free interest rate and expected average life. Direct awards of stock to employees, stock option and stock awards granted to non-employees are also accounted for in accordance with the fair value method of accounting for stock-based compensation.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Changes in Accounting Policies including Initial Adoption

Effective December 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 — Stock-Based Compensation and Other Stock-Based Payments (“CICA 3870”) requiring the use of the fair value method of accounting for stock-based compensation transactions. The new recommendations have been adopted prospectively. Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital. As required by the new recommendations, the Company discloses the pro forma effects of awards granted, modified or settled prior to December 1, 2003 to the income for the period as if the fair value method had been in use at the date of grant.

Financial Instruments and Other Instruments

Foreign Exchange Forward Contracts

The Company uses foreign exchange forward contracts to hedge transactions denominated in U.S. dollars, Australian dollars and Euros. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements. At November 30, 2004, the Company had foreign exchange forward contracts to sell U.S. $851,196, Australian $3,678,061 and €383,310. The exchange rates set in the foreign exchange forward contracts ranged between $1.1870 to $1.1942 for U.S. $1.00, between $0.9005 to $0.9576 for Australian $1.00 and $1.5777 for €1.00. The contracts mature between December 2004 and May 2005.

Derivative financial instruments are utilized by the Company in the management of its foreign currency exposure to reduce its exposure to fluctuations in foreign exchange on certain committed and anticipated transactions. The Company formally documents the relationships between derivative financial instruments and hedged items, as well as the risk management objective and strategy. The Company assesses, on an ongoing basis, whether the derivative financial instruments continue to be effective in offsetting changes in fair values or cash flows of the hedged transactions.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated or committed foreign currency exposures are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transaction is recorded. Derivatives that are not subject to hedge accounting are recorded on the balance sheet with the changes in fair value being recorded in the statement of earnings each period. For the fiscal year 2004, all derivative financial instruments met the criteria for hedge accounting.

Disclosure of Outstanding Share Data

As at December 31, 2004, the Company had issued and outstanding 27,488,074 common shares, and 1,695,112 outstanding stock options. As at December 31, 2004 the Company also had 30,262 issued and outstanding Class A preference shares and 57,711 issued and outstanding Class B preference shares convertible into common shares at conversion ratios of 1:1 and 1:45.5 respectively which represents 2,656,112 common shares. Also at December 31, 2004 the Company had outstanding 1,393,301 common share purchase warrants convertible to common shares at a conversion ratio of 1:1, representing 1,393,301 common shares.

Other MD&A Requirements

Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2004 and in the Company’s Annual Information Form dated March 17, 2004. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

Form 52-109FT1 — Certification of Annual Filings during Transition Period

I, John A. Jacobson, President and Chief Executive Officer, Offshore Systems International Ltd., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd. for the period ending November 30, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

February 1, 2005

/s/ John A. Jacobson

President and Chief Executive Officer
Offshore Systems International Ltd.

Form 52-109FT1 — Certification of Annual Filings during Transition Period

I, John T. Sentjens, Corporate Controller, Offshore Systems International Ltd., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Offshore Systems International Ltd. for the period ending November 30, 2004;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

February 1, 2005

/s/ John T. Sentjens

Corporate Controller
Offshore Systems International Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”
Title: President & CEO

Date: February 4, 2005